Exhibit 99.1

DIGI POWER X INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

(EXPRESSED IN UNITED STATES DOLLARS)

(UNAUDITED)

Digi Power X Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars) (Unaudited)

	As at September 30,	As at December 31,
	2025	2024
ASSETS

Current assets
Cash	$6,214,078	$1,703,896
Digital currencies (note 3)	15,352,838	4,525,416
Amounts receivable and other assets (note 4)	835,774	384,939
Income tax receivable	44,000	44,000
Total current assets	22,446,690	6,658,251

Property, plant and equipment (note 5)	19,520,581	21,721,038
Right-of-use assets (note 6)	1,883,732	2,039,910
Intangible asset (note 7)	958,646	1,055,569
Amounts receivable and other assets (note 4)	5,561,572	1,942,476
Investment (note 8)	900,844	900,844
Total assets	$51,272,065	$34,318,088

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$2,753,670	$6,579,948
Lease liabilities (note 9)	-	51,112
Loans payable (note 10)	-	77,564
Warrant liabilities (note 12)	2,155,509	3,348,248
Total current liabilities	4,909,179	10,056,872
Deposits payable	2,203,526	2,203,526
Lease liabilities (note 9)	-	75,685
Total liabilities	7,112,705	12,336,083
Shareholders’ equity
Share capital (note 13)	74,775,098	46,006,402
Contributed surplus	19,754,524	16,124,349
Cumulative translation adjustment	(5,303,756)	(7,133,161)
Deficit	(45,066,506)	(33,295,015)
Shareholders’ equity attributable to shareholders	44,159,360	21,702,575
Non-controlling interest (note 21)	-	279,430
Total shareholders’ equity	44,159,360	21,982,005
Total liabilities and shareholders’ equity	$51,272,065	$34,318,088

Nature of operations and going concern (note 1)

Subsequent events (note 24)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digi Power X Inc.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars) (Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue
Digital currency mining (note 3)	$1,212,291	$538,943	$3,372,907	$10,317,937
Colocation services (note 3)	3,904,675	7,076,259	13,474,599	10,713,695
Sale of electricity (note 3)	-	-	-	6,283,028
Sale of energy	3,028,343	1,560,538	8,685,841	4,050,063
Total revenue	8,145,309	9,175,740	25,533,347	31,364,723

Cost of digital currency mining
Cost of revenue	(7,404,201)	(8,334,402)	(22,656,352)	(25,510,997)
Depreciation and amortization	(1,594,993)	(3,887,362)	(5,341,475)	(11,789,865)
Gross loss	(853,885)	(3,046,024)	(2,464,480)	(5,936,139)

Expenses
Office and administrative expenses	(954,615)	(518,536)	(3,421,832)	(1,676,664)
Professional fees	(516,133)	(297,307)	(1,751,870)	(1,350,178)
Regulatory fees	(16,268)	(12,664)	(199,147)	(63,920)
Foreign exchange gain (loss)	1,525,368	(875,602)	(2,076,856)	1,127,244
Gain (loss) on sale of digital currencies (note 3)	20,717	(41,834)	674,345	228,969
Change in fair value of loan and salaries payable (notes 10 and 17)	111,334	-	(171,325)	(19,730)
Other income	-	-	750	13,784
Share based compensation (note 15)	(601,473)	(516,371)	(3,709,299)	(1,266,772)
Gain on revaluation of digital currencies (note 3)	99,973	202,437	385,945	251,453
	(1,184,982)	(5,105,901)	(12,733,769)	(8,691,953)
Revaluation of warrant liabilities (note 12)	1,466,749	(1,301,976)	954,721	2,380,351
Net financial expenses	21,024	(4,467)	7,557	(22,041)
Net income (loss) for the period	302,791	(6,412,344)	(11,771,491)	(6,333,643)

Other comprehensive income (loss)
Items that will be reclassified to net income Foreign currency translation adjustment	(1,375,689)	756,241	1,829,405	(1,090,772)
Total comprehensive income (loss) for the period	$(1,072,898)	$(5,656,103)	$(9,942,086)	$(7,424,415)

Basic income (loss) per share (note 16)	$0.01	$(0.21)	$(0.31)	$(0.21)
Diluted income (loss) per share (note 16)	$0.01	$(0.21)	$(0.31)	$(0.21)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digi Power X Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars) (Unaudited)

Nine Months Ended September 30,		2024
		Restated -
	2025	note 2(d)
Operating activities
Net loss for the period	$(11,771,491)	$(6,333,643)
Adjustments for:
Digital currencies items (note 19)	(15,641,922)	(15,386,091)
Interest income accrual	-	(18,000)
Depreciation of right-of-use assets	68,276	129,498
Depreciation and amortization	5,302,504	11,750,891
Interest on lease liabilities	5,742	74,361
Share based compensation	3,709,299	1,266,772
Change in warrant liability	(954,721)	(2,380,351)
Lease modification	(9,636)	-
Change in fair value of loan and salaries payable	171,325	19,730
Accretion on liability	566	-
Foreign exchange loss (gain)	2,052,257	(1,219,728)
Working capital items (note 19)	(8,068,234)	1,258,830
Net cash used in operating activities	(25,136,035)	(10,837,731)

Investing activities
Purchase of property, plant and equipment	(3,005,123)	(3,200,000)
Acquisition of digital currencies	(6,157,514)	-
Digital currencies traded for cash	10,972,014	11,309,305
Net cash provided by investing activities	1,809,377	8,109,305

Financing activities
Proceeds from pre-funded warrants	2,487,377	-
Proceeds of shares issued for cash, net of issuance costs	20,073,556	4,005,457
Proceeds from exercise of warrants and options	6,389,037	-
Return of proceeds to non-controlling interest	(1,000,000)	-
Repayment of mortgage	-	(400,500)
Repayment of loans payable	(78,130)	(516,100)
Lease payments	(35,000)	(113,094)
Net cash provided by financing activities	27,836,840	2,975,763

Net change in cash	4,510,182	247,337
Cash, beginning of period	1,703,896	341,273
Cash, end of period	$6,214,078	$588,610

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digi Power X Inc.
Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in United States Dollars) (Unaudited)

	Number of shares (note 13)				Cumulative	Non-
	Subordinate voting shares	Proportionate voting shares	Share capital	Contributed surplus	Translation Adjustment	Controlling Interest	Deficit	Total
Balance, December 31, 2023	28,878,740	3,333	$42,503,660	$15,468,823	$(2,228,447)	$-	$(26,497,297)	$29,246,739
Shares issued for cash (note 13(b))	3,639,963	-	4,005,457	-	-	-	-	4,005,457
Restricted share units converted to common shares	492,897	-	1,814,250	(1,814,250)	-	-	-	-
Share based compensation	-	-	-	1,266,772	-	-	-	1,266,772
Foreign currency translation adjustment	-	-	-	-	(1,090,772)	-	-	(1,090,772)
Net loss for the period	-	-	-	-		-	(6,333,643)	(6,333,643)
Balance, September 30, 2024	33,011,600	3,333	$48,323,367	$14,921,345	$(3,319,219)	$-	$(32,830,940)	$27,094,553

Balance, December 31, 2024	33,011,600	3,333	$46,006,402	$16,124,349	$(7,133,161)	$279,430	$(33,295,015)	$21,982,005
Shares issued for cash (note 13(b))	7,625,829	-	21,870,333	-	-	-	-	21,870,333
Issuance of pre-funded warrants (note 13(b))	-	-		2,487,377	-	-	-	2,487,377
Cost of issue - cash	-	-	(1,796,777)	-	-	-	-	(1,796,777)
Cost of issue - broker warrants	-	-	(728,804)	728,804	-	-	-	-
Warrant liabilities - issued	-	-	(2,486,451)	-	-	-	-	(2,486,451)
Restricted share units converted to common shares	852,836	-	2,436,222	(2,436,222)	-	-	-	-
Shares issued for exercise of warrants and options	3,250,249	-	6,548,161	(159,124)	-	-	-	6,389,037
Warrant liabilites - exercised	-	-	2,926,012	-	-	-	-	2,926,012
Share based compensation	-	-	-	3,730,610	-	-	-	3,730,610
Foreign currency translation adjustment	-	-	-	-	1,829,405	-	-	1,829,405
Dissolution of non-controlling interest	-	-	-	(721,270)	-	(279,430)	-	(1,000,700)
Net loss for the period	-	-	-	-	-	-	(11,771,491)	(11,771,491)
Balance, September 30, 2025	44,740,514	3,333	$74,775,098	$19,754,524	$(5,303,756)	$-	$(45,066,506)	$44,159,360

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Digi Power X Inc.
Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2025
(Expressed in United States Dollars) (Unaudited)

1. Nature of operations and going concern

Digi Power X Inc. (the “Company” or “Digi Power”) and its subsidiaries, Digihost International, Inc., DGX Holding, LLC, World Generation X, LLC, and US Data Centers, Inc. (together the “Company”) is an innovative energy infrastructure Company that develops data centers to drive the expansion of sustainable energy assets. On March 6, 2025, the Company changed its name to Digi Power X Inc.

The Company is listed on the TSX Venture Exchange and the NASDAQ trading under the trading symbols DGX and DGXX, respectively. The head office of the Company is located at 218 NW 24TH Street, 2nd Floor, Miami, Florida 33127.

These unaudited condensed interim consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on November 13, 2025.

2. Material accounting policies

(a) Statement of compliance

The Company applies IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and effective at the date they were issued. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual financial statements as at and for the year ended December 31, 2024. These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements. Therefore, they should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024. There are selected notes included to explain events and transactions that are significant to an understanding of the change in the Company’s financial performance and financial position since the last annual consolidated financial statements as at and for the year ended December 31, 2024.

(b) New accounting standards adopted and recently announced accounting pronouncements not yet adopted

Accounting standards issued but not yet effective

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. We are currently assessing the effect of this new standard on our financial statements.

As at September 30, 2025, there are no other IFRS with future effective dates that are expected to have a material impact on the Company.

Digi Power X Inc.
Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2025
(Expressed in United States Dollars) (Unaudited)

2. Material accounting policies (continued)

(c) Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS Accounting Standards requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Significant estimates and judgements used in the preparation of the consolidated financial statements are described in the annual audited financial statements for the year ended December 31, 2024.

Significant assumptions about the future that management has made could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i) Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the average price of the coin on the date of contract inception. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii) Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Digi Power X Inc.
Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2025
(Expressed in United States Dollars) (Unaudited)

2. Material accounting policies (continued)

Significant estimates

(i) Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(ii) Data miners valuation

Impairment of data miners was estimated based on the recoverable amount of mining equipment based on current market prices and hash rate power per miner type. The recoverable amount represents the higher value between an asset’s fair value less costs to sell and its value in use. Hash rate power refers to the computational power of the mining equipment, which directly affects the mining efficiency and potential revenue generation. As the market prices for mining equipment and hash rate power can vary significantly over time, these factors are considered in estimating the recoverable amount of the assets. The current market prices for mining equipment are obtained from various sources, including manufacturers, distributors, and marketplaces for used equipment. Management reviews and compares these prices regularly to ensure the accuracy and relevance of the data.

(iii) Warrant liability

The Company uses Black Scholes method to determine the fair value of the warrant liability. The Black Scholes method requires significant judgement in determining the fair value such as volatility and risk-free rate. A change in these inputs could lead to significant change in the fair value of the warrant liability.

(iv) Classification of pre-funded warrants

Management applied judgment when determining the appropriate classification of pre-funded warrants included in unit offerings. Management considered the characteristics of derivative instruments and concluded that the pre-funded warrants should be classified as an equity instrument.

(d) Restatement of statement of cash flows

The comparative figures in the statement of cash flows have been restated to reclassify $11,309,305 of cash proceeds from the sale of digital assets and the cash disbursements related to their acquisition, which are accounted for as intangible assets under IAS 38, from cash flows from operations to cash flows from investing activities. The Company has determined that this error was material to the previously issued consolidated financial statements and as such, has restated its consolidated financial statements, as applicable.

Digi Power X Inc.
Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2025
(Expressed in United States Dollars) (Unaudited)

3. Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at September 30, 2025	As at December 31, 2024
Bitcoin	$11,192,883	$4,525,416
Ethereum	4,159,955	-
	$15,352,838	$4,525,416

The continuity of digital currencies was as follows:

	Number of Ethereum	Amount	Number of Bitcoin	Amount	Total
Balance, December 31, 2023	-	$-	19	$822,884	$822,884
Bitcoin mined	-	-	188	10,318,500	10,318,500
Bitcoin received from colocation services	-	-	126	9,377,476	9,377,476
Bitcoin received for electricity sales	-	-	33	2,003,106	2,003,106
Digital currencies traded for cash	-	-	(286)	(18,507,626)	(18,507,626)
Digital currencies paid for services	-	-	(26)	(1,773,027)	(1,773,027)
Digital currencies for loan repayment	-	-	(6)	(273,360)	(273,360)
Gain on sale of digital currencies	-	-	-	1,658,772	1,658,772
Revaluation adjustment	-	-	-	898,691	898,691
Balance, December 31, 2024	-	-	48	4,525,416	4,525,416
Digital currencies mined and staked for Digihost(1)	-	8,179	33	3,364,728	3,372,907
Bitcoin received from colocation services	-	-	119	11,993,374	11,993,374
Acquisition of digital currencies	1,002	4,245,883	16	1,911,631	6,157,514
Digital currencies paid for services	-	-	(8)	(784,649)	(784,649)
Digital currencies traded for cash	-	-	(111)	(10,972,014)	(10,972,014)
Gain on sale of digital currencies	-	-	-	674,345	674,345
Revaluation adjustment	-	(94,107)	-	480,052	385,945
Balance, September 30, 2025	1,002	$4,159,955	97	$11,192,883	$15,352,838

(1)	During the nine months ended September 30, 2025, the Company staked 976 Ethereum.

4. Amounts receivable and other assets

	As at	As at
	September 30,	December 31,
	2025	2024
Utility deposits	$5,561,572	$1,942,476
Prepaid expenses	229,049	142,066
Accounts receivable	606,725	1,836
Other receivable	-	169,037
Interest receivable (note 8)	-	72,000
	6,397,346	2,327,415
Long-term deposits and prepaid expenses	(5,561,572)	(1,942,476)
	$835,774	$384,939

Digi Power X Inc.
Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2025
(Expressed in United States Dollars) (Unaudited)

5. Property, plant and equipment

	Land and	Data	Equipment	Leasehold	Equipment in	Power plant
	buildings	miners	and other	improvement	construction	in use(1)	Total
Cost
December 31, 2023	5,015,740	31,895,779	21,392,207	1,079,542	-	4,643,800	64,027,068
Additions	-	-	3,200,000	-	-	590,777	3,790,777
December 31, 2024	5,015,740	31,895,779	24,592,207	1,079,542	-	5,234,577	67,817,845
Additions	571,500	-	1,342,834	-	-	1,090,789	3,005,123
September 30, 2025	$5,587,240	$31,895,779	$25,935,041	$1,079,542	$-	$6,325,366	$70,822,968
Accumulated depreciation December 31, 2023	-	22,763,032	7,148,323	401,582	-	327,447	30,640,384
Depreciation	335,324	8,733,406	5,913,455	105,318	-	368,920	15,456,423
December 31, 2024	335,324	31,496,438	13,061,778	506,900	-	696,367	46,096,807
Depreciation	251,493	399,341	4,143,550	78,989	-	332,207	5,205,580
September 30, 2025	$586,817	$31,895,779	$17,205,328	$585,889	$-	$1,028,574	$51,302,387
Net carrying value As at December 31, 2024	$4,680,416	$399,341	$11,530,429	$572,642	$-	$4,538,210	$21,721,038
As at September 30, 2025	$5,000,423	$-	$8,729,713	$493,653	$-	$5,296,792	$19,520,581

(1)	At December 31, 2024, the Company had plant and equipment with a carrying amount of $4,538,210 that was temporarily idle due to maintenance and repairs. The Power Plant was brought back into service during January 2025.

6. Right-of-use assets

	As at	As at
	September 30,	December 31,
	2025	2024
Balance, beginning of period	$2,039,910	$2,366,115
Depreciation	(68,276)	(102,197)
Modification of lease	(87,902)	(224,008)
Balance, end of period	$1,883,732	$2,039,910

During the year ended December 31, 2022 the Company entered a lease for a warehouse facility. The lease was prepaid resulting in a right-of-use asset and no corresponding lease liability.

7. Intangible asset

Intangible asset relates to the right-of-use of an electric power facility for a period of 156 months. As at September 30, 2025, there were 92 months remaining of the amortization period.

	As at September 30,	As at December 31,
	2025	2024
Balance, beginning of period	$1,055,569	$1,184,798
Amortization	(96,923)	(129,229)
Balance, end of period	$958,646	$1,055,569

Digi Power X Inc.
Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2025
(Expressed in United States Dollars) (Unaudited)

8. Investment

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrued interest at a rate of 6% per annum, with 3% payable in cash every calendar quarter and 3% payable in notes (note 4). The Note was converted into Series C Preferred Stock (“Shares”) of the issuer effective October 1, 2023, with 8,000 warrants issued to the Company. The Shares are secured by the assets of the issuer. As at September 30, 2025, the fair value of the Shares and warrants was estimated to be $900,844.

	As at September 30,	As at December 31,
	2025	2024
Balance, beginning of period	$900,844	$850,685
Fair value adjustment	-	50,159
Balance, end of period	$900,844	$900,844

9. Lease liabilities

The Company entered into a lease agreement dated April 1, 2022, with TXMA International LLC, a company controlled by the chief executive officer. The present value of the lease liability as at September 30, 2025 was $nil (December 31, 2024 - $126,797). Payments made during the nine months ended September 30, 2025, totaled $30,000 (December 31, 2024 - $151,286).

	As at September 30,	As at December 31,
	2025	2024
Balance, beginning of period	$126,797	$447,514
Interest	5,742	13,271
Lease payments	(35,000)	(109,980)
Modification of lease	(97,539)	(224,008)
Balance, end of period	$-	$126,797
Current portion	$-	$51,112
Non-current portion	-	75,685
Total lease liabilities	$-	$126,797

10. Loans payable

	As at September 30, 2025	As at December 31, 2024
Balance, beginning of the period	$77,564	$610,340
Repayment of loans	(78,130)	(590,919)
Interest	566	38,413
Fair value adjustment	-	19,730
Balance, end of the period	$-	$77,564

Digi Power X Inc.
Notes to Condensed Interim Consolidated Financial Statements
Three and Nine Months Ended September 30, 2025
(Expressed in United States Dollars) (Unaudited)

11. Mortgage payable

In June 2022, the Company’s incremental borrowing rate applied was estimated to be 7% per annum. The mortgage does not bear interest, is repayable by monthly instalments of $44,500 and matured in September 2024. The mortgage was secured by the powerplant.

	As at	As at
	September 30,	December 31,
	2025	2024
Balance, beginning of period	$-	$389,064
Interest	-	11,436
Payments	-	(400,500)
Balance, end of period	$-	$-

12. Warrant liabilities

The Company has warrants classified as financial liabilities due to the presence of cashless exercise options under certain conditions, or in other cases due to a failure to meet the fixed for fixed criteria. Therefore the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company’s warrants for the years ending September 30, 2025 and December 31, 2024:

	Number of warrants	Amount
Balance, December 31, 2023	9,098,514	$5,456,749
Warrants expired	(3,955,993)	-
Warrants issued	3,636,363	2,316,965
Revaluation of warrant liabilities	-	(4,071,434)
Foreign currency translation	-	(354,032)
Balance, December 31, 2024	8,778,884	3,348,248
Warrants expired	(5,142,521)	-
Warrants issued	1,251,805	2,486,451
Warrants exercised	(3,113,636)	(2,926,012)
Revaluation of warrant liabilities	-	(954,721)
Foreign currency translation	-	201,543
Balance, September 30, 2025	1,774,532	$2,155,509

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in United States Dollars) (Unaudited)

12. Warrant liabilities (continued)

The fair value of the Company’s warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	Issued	As at September 30,	Issued	As at December 31,
	in 2025	2025	in 2024	2024
Spot price (in CAD$)	$4.15	$3.19	$1.60	$2.16
Risk-free interest rate	3.25%	2.47%	3.25%	2.80%
Expected annual volatility	121%	107%	104%	104%
Expected life (years)	3.50	2.36	3.00	2.62
Dividend	nil	nil	nil	nil

The following table reflects the Company’s warrants outstanding and exercisable as at September 30, 2025.

Expiry date	Warrants outstanding and exercisable	Exercise price
August 15, 2027	522,727	US$	2.00
February 7, 2028	1,251,805	US$	3.66
	1,774,532

13. Share capital

a) Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder’s option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b) Subordinate voting shares and proportionate voting shares issued

Nine months ended September 30, 2025

(i) On February 7, 2025, the Company completed a private placement consisting of 2,503,601 units of the Company at a purchase price of $2.64 per unit for gross proceeds of $6,609,500. Each unit is comprised of one subordinate voting share of the Company and one half warrant, with each warrant entitling the holder to purchase one additional share. The warrants have an exercise price of $3.66 per share and exercise period of three years from the issuance date.

(ii) On July 23, 2025, the Company completed a registered direct offering of 4,005,807 subordinate voting shares at an offering price of US$3.12 per share resulting in gross proceeds of $12,498,118 and 801,889 pre-funded warrants at a price of US$3.119 for gross proceeds of $2,501,092. Each pre-funded warrant entitles the holder to acquire one subordinate voting share of the Company at a nominal exercise price of $ 0.001 per share. The pre-funded warrants are exercisable at any time and expire on July 31, 2030.

The Company paid a 7% cash commission and issuance costs of $1,463,596 and issued 240,385 broker warrants, with each warrant exercisable for one share at a price of US$3.588 per share commencing on January 17, 2026 and expiring on July 21, 2030.

The 240,385 broker warrants were assigned a value of CAD$4.126 per warrant on the date of grant with the following assumptions and inputs: share price of CAD$4.75; exercise price of US$3.588; expected dividend yield of 0%; expected volatility of 132% which is based on comparable companies; risk-free interest rate of 3.10%; and an expected average life of five years.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in United States Dollars) (Unaudited)

13. Share capital (continued)

(ii) During the nine months ended September 30, 2025, the Company issued 1,116,421 subordinate voting shares at an average share price of $2.47 for a total aggregate of $2,762,715 pursuant to the at-the-market equity program. The Company announced that it has entered into an at-the-market sales agreement with A.G.P./Alliance Global Partners, which may issue and sell from time to time such number of subordinate voting shares of the Company having an aggregate offering price of up to U$100 million. There is a cash commission of up to 3% on the aggregate gross proceeds raised.

Nine months ended September 30, 2024

(i) On August 15, 2024, the Company completed a private placement consisting of 3,636,363 units of the Company at a purchase price of $1.10 per unit for gross proceeds of $4 million Each unit is comprised of one subordinate voting share of the Company and one warrant, with each warrant entitling the holder to purchase one additional share. The warrants have an exercise price of $2.00 per share and exercise period of three years from the issuance date. No securities were offered or sold to Canadian residents in connection with the private placement.

(ii) During the nine months ended September 30, 2024, the Company issued 3,600 subordinate voting shares at an average share price of $1.52 for a total aggregate of $5,457 pursuant to the at-the-market equity program.

14. Warrants Classified as Equity

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2023	1,025,816		7.81
Expired	(471,910)		8.48
Balance, September 30, 2024	553,906		7.25
Balance, December 31, 2024	553,906		7.25
Issued (note 13(b)(ii))	240,385	US$	3.588
Issued (note 13(b)(ii))	801,889	US$	0.001
Expired	(553,906)		7.248
Balance, September 30, 2025	1,042,274	US$	0.828

The following table reflects the warrants issued and outstanding as of September 30, 2025:

Number of Warrants Outstanding	Exercise Price	Weighted Average Contractual Life (years)	Expiry Date
240,385	US$ 3.588	4.81	July 21, 2030(1)
801,889	US$0.001	4.84	July 31, 2030(2)
1,042,274	US$0.828	4.83

(1)	Broker warrants.
(2)	Pre-funded warrants.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in United States Dollars) (Unaudited)

15. Stock options and restricted share units

(a) Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2023 and September 30, 2024	692,170	5.09
Balance, December 31, 2024	482,954	4.60
Granted	1,582,500	2.09
Exercised	(136,613)	1.86
Expired / cancelled	(176,720)	2.80
Balance, September 30, 2025	1,752,121	2.72

The fair value of the Company’s options has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

Granted in 2025
Spot price (in CAD$)	$2.09
Risk-free interest rate	2.86%
Expected annual volatility	132%
Expected life (years)	5.00
Dividend	nil

The following table reflects the stock options issued and outstanding as of September 30, 2025:

Expiry Date	Exercise Price (CAD$)		Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
January 5, 2026		3.75	0.27	150,828	150,828	-
March 25, 2026		7.47	0.48	101,997	101,997	-
May 17, 2026		7.35	0.63	43,464	43,464	-
June 22, 2026		4.20	0.73	28,332	28,332	-
February 28, 2030	US$	1.50	4.42	37,500	37,500	-
March 5, 2030	US$	1.25	4.43	200,000	200,000	-
June 6, 2030		2.09	4.68	1,115,000	1,115,000	-
August 18, 2030		3.23	4.88	25,000	-	25,000
August 27, 2030	US$	2.25	4.91	50,000	-	50,000
		2.72	3.87	1,752,121	1,677,121	75,000

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in United States Dollars) (Unaudited)

15. Stock options and restricted share units (continued)

(b) Restricted share units

The Company has an RSU plan whereby there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of RSUs for the periods presented below:

Number of RSUs
Balance, December 31, 2023	1,036,900
Granted	1,186,000
Cancelled	(103,333)
Converted	(492,897)
Balance, September 30, 2024	1,626,670
Balance, December 31, 2024	2,828,336
Granted (i)	45,000
Cancelled	(6,500)
Converted	(852,836)
Balance, September 30, 2025	2,014,000

(i)	During the nine months ended September 30, 2025, the Company granted 45,000 RSUs to consultants. These RSUs vest one-third on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $67,297, which was measured based on the quoted price of the Company’s shares on the date of grant.

For the three and nine months ended September 30, 2025, the Company recorded share based compensation of $601,473 and $3,709,299, respectively related to vesting of RSU’s, (three and nine months ended September 30, 2024 - $516,371 and $1,266,772, respectively).

16. Loss per share

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net income (loss) for the period	$302,791	$(6,412,344)	$(11,771,491)	$(6,333,643)
Net income (loss) per share - basic and diluted	$0.01	$(0.21)	$(0.31)	$(0.21)
Weighted average number of shares outstanding - basic and diluted	43,612,656	31,181,273	38,432,690	29,929,917
Dilutive effect of stock options and warrants	760,265	-	-	-
Weighted average number of shares outstanding - diluted	44,372,921	31,181,273	38,432,690	29,929,917

(i)	Diluted income per share does not include the effect of warrants and stock options as they are anti-dilutive.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in United States Dollars) (Unaudited)

17. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Professional fees (1)	$33,788	$32,772	$133,021	$92,982
Salaries (1)	212,313	213,088	1,266,366	647,089
Share based compensation(2)	425,441	462,993	2,576,261	1,162,394
	$671,542	$708,853	$3,975,648	$1,902,465

(1)	Represents the professional fees and salaries paid to officers and directors in BTC. During the nine months ended September 30, 2025 the Company paid 8 BTC (nine months ended September 30, 2024 - 20 BTC) as compensation for the services provided in by officers and directors with a fair value of $784,649 (nine months ended September 30, 2024 - $1,267,813).

(2)	Represents the share based compensation for officers and directors.

18. Additional information on the nature of comprehensive loss components

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Expenses for employee benefits
Cost of revenue	$211,005	$229,380	$647,989	$589,976
Office and administrative expenses	212,313	213,088	1,266,366	647,089
	$423,318	$442,468	$1,914,355	$1,237,065

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in United States Dollars) (Unaudited)

19. Cash flow supplemental information

Nine Months Ended September 30,	2025	2024
Digital currencies items
Digital currencies mined	$(3,372,907)	$(10,317,937)
Bitcoin received from colocation services	(11,993,374)	(4,125,799)
Bitcoin received for electricity sales	-	(2,003,106)
Services paid in digital currencies	784,649	1,267,813
Gain on sale of digital currencies	(674,345)	(228,969)
Digital currencies for loan repayment	-	273,360
Gain on revaluation of digital currencies	(385,945)	(251,453)
	$(15,641,922)	$(15,386,091)
Working capital items
Amounts receivable and prepaid expenses	$(4,070,631)	$(931,023)
Accounts payable and accrued liabilities	(3,997,603)	1,348,174
Income tax receivable	-	124,337
Deposit payable	-	717,342
	$(8,068,234)	$1,258,830
Other supplemental information
Interest paid	$-	$-
Taxes paid	$-	$-

20. Segmented reporting

The Company has three operating segments being cryptocurrency mining, sales of energy and electricity and colocation services located in the United States.

Nine Months Ended September 30, 2025	Cryptocurrency mining	Sales of energy and electricity	Colocation services	Total
Revenue	$3,372,907	$8,685,841	$13,474,599	$25,533,347
Cost of revenue	(1,428,702)	(13,185,949)	(8,041,701)	(22,656,352)
Depreciation and amortization	(1,001,614)	(331,512)	(4,008,349)	(5,341,475)
Gross profit (loss)	942,591	(4,831,620)	1,424,549	(2,464,480)
Net profit (loss)	(8,364,420)	(4,831,620)	1,424,549	(11,771,491)

Nine Months Ended September 30, 2024	Cryptocurrency mining	Sales of energy and electricity	Colocation services	Total
Revenue	$10,317,937	$10,333,091	$10,713,695	$31,364,723
Cost of revenue	(6,045,943)	(13,187,210)	(6,277,844)	(25,510,997)
Depreciation and amortization	(5,652,571)	(267,912)	(5,869,382)	(11,789,865)
Gross loss	(1,380,577)	(3,122,031)	(1,433,531)	(5,936,139)
Net loss	(1,778,081)	(3,122,031)	(1,433,531)	(6,333,643)

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in United States Dollars) (Unaudited)

21. Non-controlling interest

The Company incorporated US Data Centers Inc., as a subsidiary on September 20, 2024. Subsequent to December 31, 2024, the Company dissolved this subsidiary and incorporated an entity of the same name. Funds of approximately $1,000,000 were distributed back to the original shareholders upon on dissolution.

22. Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital and reserves. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2024.

23. Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, current portion of amounts receivable, investment and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature. Deposit payable is due to arm’s length third parties, the fair values of this payable is measured using relevant market input (Level 3). The fair value of deposit payable was calculated using actualized cash flows using market rates in effect at the balance sheet date. Reasonable changes to key assumptions would not have a significant impact. Investment is measured using a market-based valuation approach, utilizing relevant Level 3 market inputs. Digital currencies are measured at fair value using the quoted price on Gemini Exchange (Level 2). Warrant liabilities are measured at fair value using the Black-Scholes pricing model (Level 2) (see note 12).

Risks

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable and promissory note receivable. The cash held in an account which is FDIC insured up to $3 million. The Company believes no impairment is necessary in respect of amounts receivable, deposits and promissory note receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short-term and long-term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations caused in digital currency prices and exchange rates.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in United States Dollars) (Unaudited)

23. Financial instruments and risk management (continued)

The following table summarizes the expected maturity of the Company’s significant financial liabilities and other liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

As at September 30, 2025	Payments by period
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$2,753,670	$-	$-	$-	$2,753,670	$2,753,670
Deposit payable	-	2,203,526	-	-	2,203,526	2,203,526
	$2,753,670	$2,203,526	$-	$-	$4,957,196	$4,957,196

As at December 31, 2024	Payments by period
	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$6,579,948	$-	$-	$-	$6,579,948	$6,579,948
Deposit payable	-	2,203,526	-	-	2,203,526	2,203,526
Lease liabilities	60,000	80,000	-	-	140,000	126,797
Loan payable	77,564	-	-	-	77,564	77,564
	$6,717,512	$2,283,526	$-	$-	$9,001,038	$8,987,835

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at September 30, 2025 and December 31, 2024, the foreign currency risk was considered minimal.

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin and Ethereum.

Digi Power X Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three and Nine Months Ended September 30, 2025

(Expressed in United States Dollars) (Unaudited)

23. Financial instruments and risk management (continued)

At September 30, 2025, had the market price of the Company’s holdings of Bitcoin increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $1,119,288 (December 31, 2024 - $452,542).

At September 30, 2025, had the market price of the Company’s holdings of Ethereum increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $415,996 (December 31, 2024 - $nil).

24. Subsequent events

Subsequent to quarter end, the Company issued 274,698 subordinate voting shares from the exercise of warrants with a price of $3.66 per warrant for gross proceeds of $1,005,395. In addition, the Company issued 801,889 from the exercise of pre-funded warrants.

Subsequent to quarter end, the Company issued 158,580 from the exercise of option and RSUs.

Subsequent to quarter end, the Company issued 18,962,029 subordinate voting shares for a total aggregate of $71,414,138 pursuant to the at-the-market equity program.